U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of May 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated May 10, 2005, relating to the announcement regarding change in affiliate company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	May 11, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

May 10, 2005

Trend Micro, Inc.
Eva Chen, Chief Executive Officer
First Section of the Tokyo Stock Exchange
Code : 4704
Contact : Hideki Minamibayashi
Telephone: +813-5334-4899

Notice of Change in Affiliate Company

On May 10, 2005, our US subsidiary Trend Micro Incorporated (company representative: Lane Bess, main office location: 10101 North. De Anza Blvd, Cupertino, CA 95014 U.S.A.) entered into an agreement with shareholders of InterMute Inc., a US company (“InterMute”), to acquire shares of InterMute in the following manner:

1. Reason and method of change of Affiliate Company

Trend Micro Incorporated is to acquire all outstanding shares of InterMute for the purpose of capitalizing on advanced technologies InterMute owns in the anti-spyware product field.

2. Date of change of Affiliate Company

On May 10, 2005, a share acquisition agreement was entered into.

3. Outline of changing company

(1) Name :	InterMute Inc.

(2) Representative:	Ed English, CEO and Founder

(3) Location:	100 Grossman Drive, Braintree, MA 02184 U.S.A.

(4) Date of foundation:	October 1999

(5) Line of business:	Development of anti-spyware products

(6) Fiscal term:	December 31

(7) Number of employees: 35

(8) Total assets and result of operation as of December 31, 2004

Total assets: US$2 million

Sales: US$4 million

Net profit: US$0.3 million

4. Name of the party from whom the shares were acquired, number and value of shares acquired

Trend Micro Incorporated acquires all shares issued (5,628,540 shares), which includes 1,500,000 shares from Ed English (CEO, Founder of InterMute Inc.). Total acquisition amount is US$15 million.

5. Number of shares owned and share ownership before/after acquisition

Before acquisition: 0%(0 shares)

After acquisition: 100%(5,628,540 shares)

6. Effect of transaction

The effect of the transaction to our business results for the year ending December 31, 2005 is expected to be immaterial.